UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-13515

SABINE OIL & GAS CORPORATION

(Exact name of registrant as specified in its charter)

1415 Louisiana Street, Suite 1600

Houston, Texas 77002-7304

(832) 242-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($.10 par value)*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock ($.10 par value): 0*

*  On July 27, 2016, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the Chapter 11 plan of reorganization (the “Plan”) of Sabine Oil & Gas Corporation (the “Company”). The Plan became effective on August 11, 2016 (the “Effective Date”).

Pursuant to the Plan, on the Effective Date, among other things: (1) all previously issued securities of the Company, including the Common Stock, par value $0.10 per share, listed in this Form 15, issued and outstanding immediately prior to the Effective Date  (the “Old Common Stock”) were cancelled and extinguished and (2) new Common Stock, par value $0.10 per share, of the Company (the “New Common Stock”) was issued for distribution in accordance with the Plan. The number of holders of record of the New Common Stock is less than 300.

This Form 15 is intended to suspend all filing obligations under Section 15(d) with respect to both the Company’s Old Common Stock extinguished in accordance with the Plan and any obligation which may exist with respect to its New Common Stock.

***

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SABINE OIL & GAS CORPORATION

Date:	August 11, 2016	By:	/s/ Michael Magilton
Michael Magilton
Senior Vice President and Chief Financial Officer